October 18th, 2012

Esperanza Resources Corp.
Suite 1400, 400 Burrard Street
Vancouver, British Columbia,
CANADA, V6C 3A6

DMT Geosciences Ltd.
Suite 415, 708-11th Avenue S.W.,
Calgary, Alberta,
CANADA, T2R 0E4

Direct: +1.403.781.2155
Mobile: +1.403.397.8349
General: +1.403.264.9496
Fax: +1.403.263.7641
Email: Keith.McCandlish@dmtgeosciences.ca

www.dmtgeosciences.ca

Dear Sirs:

I, Keith McCandlish, hereby consent to the public filing of the technical report entitled *"Cerro Jumil Project, 2012 Mineral Resource Estimate"* prepared for Esperanza Resources Corp. (the "**Company**") with an effective date of September 10th, 2012 and an issue date of September 26th, 2012 (the "**Report**").

I also consent to any extracts from or a summary of the Report in the news release of the Company dated September 11th, 2012 (the "**News Release**").

I certify that I have read the News Release and that it fairly and accurately represents the information in the sections of the Report for which I am responsible.

Dated this 26th day of October, 2012.

Sincerely,

DMT Geosciences Ltd.

PROFESSIONAL PROVINCE OF K. McCANDLISH #31222 BRITISH COLUMBIA GEOSCIENTIST

Keith McCandlish, P.Geo.
Managing Director